UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated February 09, 2026

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 09 February 2026 entitled ‘Vodafone Egypt to Acquire Additional Spectrum’.

9 FEBRUARY 2026

VODAFONE EGYPT TO ACQUIRE ADDITIONAL SPECTRUM

Vodafone Group Plc ('Vodafone Group') notes that its African subsidiary, Vodacom Group Limited ('Vodacom Group'), has today announced Vodafone Egypt's participation in the multi-year investment programme ('the programme') of Egypt's Ministry of Communications and Information Technology ('MCIT') and National Telecommunications Regulatory Authority ('NTRA'). The programme encompasses spectrum in the 1,800MHz and 3,500MHz bands, and the renewal of the 2,600MHz band.

As a part of the initial phase of the programme Vodafone Egypt has secured 2 x 10MHz of 1,800MHz spectrum. The spectrum payment will be settled in four annual payments, commencing with US$100 million (€84 million1) in FY26. The spectrum will enable Vodafone Egypt to significantly enhance data connectivity through the additional capacity, which meets the growing demand for reliable, high quality voice and data services.

The next phase of the programme is expected to commence in FY28 and conclude by FY32 during which the MCIT and NTRA will release an allocation of 3,500MHz spectrum, and renew the existing 2,600MHz spectrum.

Vodafone Egypt has the following spectrum holdings before and after the acquisition announced today:

	Existing holding (year of expiry)	Purchased	Post-purchase (year of expiry)
900MHz	2 x 12.5MHz (2039)		2 x 12.5MHz (2039)
1,800MHz	2 x 10MHz (2039)	2 x 10MHz	2 x 20MHz (2039)
2,100MHz	2 x 20MHz (2039)		2 x 20MHz (2039)
2,600MHz	1 x 40MHz (2032)		1 x 40MHz (2032)

- ends -

Notes

As a result of the 1,800MHz spectrum acquisition announced today, Vodafone Group expects to recognise an additional intangible spectrum asset of approximately US$350 million (€294 million1).

1.   All euro denominated figures are based on a US$:EUR exchange rate of US$1:0.84.

For more information, please contact:
Investor Relations:	investors.vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone
Vodafone is a leading European and African telecoms company.
We serve over 360 million mobile and broadband customers, operating networks in 15 countries with investments in a further five and partners in over 40 more. We have capacity on more than 70 subsea cable systems - the backbone of the internet - and we are developing a new direct-to-mobile satellite communications service to connect areas without coverage. Vodafone runs one of the world's largest IoT platforms, with over 230 million IoT connections globally, and we provide financial services to around 94 million customers across seven African countries - managing more transactions than any other provider.
From the seabed to the stars, Vodafone's purpose is to keep everyone connected.
For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: February 09, 2026	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary